Exhibit 99(a)(5)

PRESS RELEASE ISSUED BY THE COMPANY ON JUNE 16, 2006

The PMI Group, Inc.

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NEWS RELEASE

Media: Beth Haiken, (925) 658-6192

Investors: Bill Horning, (925) 658-6193

The PMI Group, Inc. Announces That Tenders Pursuant To The

Purchase Option Of Holders Of 2.50% Senior Convertible

Debentures Due 2021 Will Be Paid In Cash

WALNUT CREEK, CA, JUNE 16, 2006—The PMI Group, Inc. (NYSE: PMI) today announced that holders of PMI’s 2.50% Senior Convertible Debentures due 2021 (the “Debentures”) have the right to surrender their Debentures for purchase. Each holder of the Debentures has the right to require PMI to purchase all or any part of such holder’s Debentures at a price equal to $1,000 per $1,000 of principal amount on the date of purchase. Under the terms of the Debentures, PMI has the option to pay the purchase price with cash, common stock or a combination of cash and stock. PMI has elected to pay the purchase price solely with cash. If all outstanding Debentures are surrendered for purchase, the aggregate cash purchase price will be approximately $360.0 million. Under certain circumstances, the Debentures are convertible before maturity into 22.648 shares of PMI’s common stock per $1,000 principal amount, subject to adjustment. The Debentures are not currently convertible.

Debentures holders’ opportunity to surrender Debentures for purchase will commence on June 16, 2006, and will terminate at 5:00 p.m., New York City time, on July 17, 2006. In order to surrender Debentures for purchase, a purchase notice and the surrendered Debentures must be delivered to The Bank of New York, the paying agent, or through The Depository Trust Company by 5:00 p.m., New York City time, on July 17, 2006. Holders may withdraw any Debentures previously surrendered for purchase at any time prior to 5:00 p.m., New York City time, on July 17, 2006.

PMI will file a Tender Offer Statement on Schedule TO with the Securities and Exchange Commission today. In addition, documents specifying the terms, conditions and procedures for surrendering and withdrawing Debentures for purchase will be available through The Depository Trust Company and the paying agent.

About PMI

The PMI Group, Inc. (NYSE:PMI), headquartered in Walnut Creek, CA, is an international provider of credit enhancement products that promote homeownership and facilitate mortgage transactions in the capital markets. Through its wholly owned subsidiaries and unconsolidated strategic investments, the company offers residential mortgage insurance and credit enhancement products domestically and internationally, financial guaranty insurance, and financial guaranty reinsurance. Through its subsidiaries, The PMI Group, Inc. is one of the world’s largest providers of private mortgage insurance with operations in the United States, Australia, New Zealand, and the European Union, as well as one of the largest providers of mortgage guaranty reinsurance in Hong Kong. For more information: www.pmigroup.com.

Cautionary Statement: Statements in this news release that are not historical facts or that relate to future plans, events or performance are “forward-looking” statements within the meaning of the US Private Securities Litigation Reform Act of 1995. Many factors could cause actual results and developments to differ materially from those expressed or implied by forward-looking statements. Risks and uncertainties are discussed in PMI’s SEC filings, including its Form 10-K for the year ended December 31, 2005 and Form 10-Q for the quarter ended March 31, 2006. We undertake no obligation to update forward-looking statements.

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